EXHIBIT 99.1

FSD Pharma Provides Corporate Update

Toronto, ON – May 24, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that it has entered into an investor relations services agreement with IR Agency LLC (the “Agency”) effective May 22, 2024.

Pursuant to the agreement, the Agency has agreed to communicate information about the Company to the financial community including, but not limited to, creating Company profiles, media distribution and building a digital community with respect to the Company for a period of one month beginning on May 28, 2024, in exchange for a fee of C$ $335,699 (US$245,000 converted at a price of US$1.00:C$1.3674 based on the Bank of Canada exchange rate as of May 23, 2024).

The Agency is arm’s-length to the Company and neither the Agency nor its principals hold an equity interest in the Company’s securities, either directly or indirectly, or the right to acquire any equity interest.

Rafael Pereira of the Agency will be involved in providing the investor relations services to the Company. The Agency’s contact information is as follows: IR Agency LLC, 23 Downing Street, Newark NJ 07105, info@ir.agency (862) 210-5959

About IR Agency LLC

IR Agency doesn’t just want to build a digital community of potential investors. They’re opening your virtual doors to life’s visionaries, innovators, and pioneers – the kind of creative minds and deep-pocketed shareholders that you need on board. It’s a space for CEOs who want more – more growth, more profits, and more market share, where we do all the heavy lifting, so you can dedicate your time where it counts; building an industry powerhouse.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to the services provided by the Agency pursuant to the agreement. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the services provided by the Agency pursuant to the agreement; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com